

Mail Stop 4631

March 23, 2011

via U.S. mail and facsimile

John Hamilton, CFO
Valcent Products, Inc.
789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

> **RE: Valcent Products, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed November 17, 2010**
> **File No. 0-30858**

Dear Mr. Hamilton:

We have reviewed your response letter dated March 18, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 16F. Change in Registrant's Certifying Accountant, page 66

1. As previously requested in comment 1 in our letter dated February 3, 2011, please revise your disclosure regarding your dismissal of Smythe Ratcliffe LLP, Chartered Accountants to provide the information required by Item 16F(a)(1)(v) of Form 20-F in an amendment to your fiscal year 2010 Form 20-F. Please consider providing us with the disclosures you intend to include in the amendment Form 20-F before filing on EDGAR. Please provide Smythe Ratcliffe LLP, Chartered Accountants with these additional disclosures in addition to the disclosures originally provided under Item 16F of Form 20-F and request that they provide you with the letter described in Item 16F(a)(3) of Form 20-F. Please request that Smythe Ratcliffe LLP reference the

amended Form 20-F disclosures in their letter. Please file this letter as an exhibit to your amended Form 20-F.

19. Generally Accepted Accounting Principles in Canada and the United States, page F-41

2. We note your responses to comments 3 and 4 in our letter dated February 3, 2011. As the embedded conversion feature is potentially convertible into a variable number of shares of common stock, please provide us with your analysis that the embedded conversion feature met the requirements for the scope exception in ASC 815-10-15-74 (paragraph 11(a) of SFAS 133). Specifically, please provide us with your analysis for the second part of the scope exception (i.e., your analysis of ASC 815-40-25-7 – 25-38, or paragraphs 12 – 32 of EITF 00-19).

3. We further note that upon adoption of the guidance in ASC 815-40-15-5 – 15-7I (EITF 07-5), you changed your accounting of the convertible promissory notes and bifurcated the embedded conversion feature during fiscal year 2010. We further note that as of April 1, 2009, you changed your functional currency to the US dollar. Finally, it appears that the convertible promissory notes and the conversion option are also denominated in the US dollar based on the note agreement filed as an exhibit to your Form 6-K filed on July 25, 2008. As such, please explain to us how the adoption of the new literature resulted in change to your accounting for the convertible promissory notes.

4. To the extent that you are able to demonstrate that the embedded conversion feature is not required to be bifurcate through the scope exception in ASC 815-40-25-7 (i.e., paragraph 11(a)(2) of SFAS 133) based on the authoritative literature effective during fiscal year 2009, please address the following regarding your determination and accounting for the beneficial conversion feature recognized for the US$2,168,000 July 2008 Convertible Note:
    - We note that you issued two warrants to each purchaser of your zero coupon, 12% interest, senior secured convertible promissory notes. Please confirm to us that you allocated the proceeds from the transaction to the notes and the two warrants based on each instrument's relative fair value. Please tell us and disclose in future filings the portion of the proceeds allocated to the convertible promissory notes, the non-redeemable warrants, and the redeemable warrants. Please refer to ASC 470-20-25-2 – 25-3 for guidance.
    - We note that you originally determined the beneficial conversion feature to be US$2,148,000. In connection with the restatement of your adjustments to arrive at a net loss in accordance with US GAAP for fiscal year 2009, you subsequently determined that the beneficial conversion feature should have been US$2,429,365. Please tell us how you determined the amount of the beneficial

conversion feature, including the specific authoritative literature reference that supports your conclusion. Please refer to ASC 470-20-30-3 – 30-8 for guidance.

- We note that in connection with the restatement of your US GAAP adjustments for fiscal year 2009, you determined that you should have recognized US$218,034 of the beneficial conversion feature during fiscal year 2009. Please provide us with your calculation of the accretion of the beneficial conversion feature for fiscal year 2009. In this regard, we note from the exhibit filed with the 6-K filed on July 25, 2008, the maturity date of the notes is July 16, 2009. Please refer to ASC 470-20-35-7 for guidance.

5. Please provide us with a more comprehensive explanation for each of the following as it relates to the restatement to the adjustments recognized in fiscal year 2009 to reconcile Canadian GAAP to US GAAP:

- We note that a portion of the interest and accretion expense adjustment is CDN$ 1,292,935 to reverse the amount recorded as shares to be issued for the March 27, 2009 transactions. Please demonstrate for us where this amount is recognized on your Consolidated Statements of Operations and Deficit prepared in accordance with Canadian GAAP. If this amount has not been recognized in your Canadian GAAP financial statements in the determination of net loss, please provide us with a more comprehensive explanation as to why you are recognizing an additional expense for US GAAP purposes.

- We note that for Canadian GAAP purposes, you recognized the embedded conversion feature as a derivative liability. Please tell us the amount recognized in the determination of your Canadian GAAP net loss amount for the changes in fair value of this derivative liability. Please demonstrate for us the comparison as to the amount of expense/loss that was recognized for Canadian GAAP purposes versus US GAAP purposes and how you then determined the amount of the reconciling item to interest and accretion expense.

- We note that for Canadian GAAP purposes, you recognized a CDN$885,292 loss from the March 27, 2009 transactions. We further note that you determined you should have recognized a gain of CDN$212,202 for US GAAP purposes related to the March 27, 2009 transactions. Please provide us with a comprehensive explanation as to how you determined a gain should have been recognized for these transactions as of March 31, 2009. Please also provide us with the specific references in the authoritative literature that supports your accounting.

- For the foreign exchange gain recognized, please provide us with a more comprehensive explanation as to the factors that contributed to determining the amount of the adjustment.

6. Please provide us with a comprehensive explanation as to how you recognized each component of the March 27, 2009 transactions in settlement of the zero coupon, 12% interest, senior secured convertible promissory notes during fiscal year 2010. Please

include the specific reference to the authoritative literature that supports your accounting.

7. We note that you estimate the fair value of the bifurcated embedded conversion option differently under Canadian GAAP versus US GAAP. Please provide us with a comprehensive explanation as to why.

20. Restatement of Previously Issued Canadian Accounts, page F-49

8. We note your response to comment 5 in our letter dated February 3, 2011. Specifically we note your disclosure that you and your prior auditors believe there was a gradual change in the functional currency to the US dollar during fiscal year 2009. We further note that your research activity in 2008 and 2009 was through the US operations, with movement to UK operations in 2010. Finally, we note that your debt offering in fiscal year 2009 was denominated in US dollars. As such, please provide us with a quantitative analysis of your cash transactions by type (i.e., debt securities offerings, equity securities offerings, operating expenses, non-operating expenses, etc.) during fiscal years 2009 and 2010 that supports your conclusion that the Canadian dollar is your functional currency for fiscal year 2009 and that the US dollar is your functional currency for fiscal year 2010.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief